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MAY 30 2008

Washington, DC
106

SECU)MMISSION

08031949

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 **AND ENDING** 03/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BIREMIS CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin St., 26th Floor Boston MA 02110

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Austin 416.341.6976

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET BOSTON, MA 02109

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] **Certified Public Accountant**
[ ] **Public Accountant**
[ ] **Accountant not resident in United States or any of its possessions.**

PROCESSED
E JUN 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Todd Austin swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Biremis Corporation as of march 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller - FINOP
Title

Notary Public

Dorota Irena Hagel
Barrister, Solicitor & Notary Public

This report** contains (check all applicable boxes):

[✓] (a) Facing page
[✓] (b) Statement of Financial Condition.
[✓] (c) Statement of Income (Loss).
[✓] (d) Statement of Cash Flows
[✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[✓] (g) Computation of Net Capital.
[✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[✓] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[✓] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[✓] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY
OF BRMS HOLDINGS INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

YEAR ENDED MARCH 31, 2008

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)

YEAR ENDED MARCH 31, 2008

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Biremis Corporation
(A Wholly-owned Subsidiary of BRMS Holdings Inc.)
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Biremis Corporation (the "Company") as of March 31, 2008 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biremis Corporation as of March 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
May 20, 2008

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

	2008
Assets	
Cash and cash equivalents	$ 346,662
Special reserve account for the benefit of customers	6,126,862
Receivables - brokers and clearing organizations	2,174,238
Deposit with clearing organizations	573,060
Prepaid taxes	242,129
Shareholder advance	270,000
Total assets	$ 9,732,951
Liabilities and Shareholders' Equity	
Accrued liabilities	$ 394,894
Taxes payable	26,170
Accounts payable	150
Payable to customer, net - related party	238,743
Total liabilities	659,957
Commitments and contingencies (Note 7)	
Shareholders' equity:	
Common stock, no par value, 200 shares authorized, issued, and outstanding at March 31, 2008 and 2007	1,000
Retained earnings	9,071,994
Total shareholders' equity	9,072,994
Total liabilities and shareholders' equity	$ 9,732,951

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2008

	2008
Revenue:	
Service revenues	$ 1,182,426
Operating expenses:	
Service fees	792,306
Professional fees	260,365
Regulatory fees	136,033
Communications	66,085
Other expenses	35,692
Total operating expenses	1,290,481
Operating loss	(108,055)
Other income:	
Interest income-net	213,216
Non-operating income	35,000
Total other income	248,216
Income before income taxes	140,161
Income taxes	60,970
Net income	$ 79,191

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2008

	Common stock No Par	Retained Earnings	Total Shareholders' Equity
Balance, March 31, 2007	$ 1,000	$ 8,992,803	$ 8,993,803
Net income	-	79,191	79,191
Balance, March 31, 2008	$ 1,000	$ 9,071,994	$ 9,072,994

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2008

	2008
Cash flows from operating activities:	
Net income	$ 79,191
Adjustments to reconcile net income to net cash used in operating activities:	
Special reserve account for the benefit of customers	(6,126,862)
Receivables - brokers and clearing organizations	4,905,427
Deposits with clearing organizations	(220,577)
Prepaid taxes	(242,129)
Accrued liabilities	372,894
Taxes payable	(261,701)
Accounts payable	(1,520)
Payable to customer, net - related party	(2,476,955)
Net cash used in operating activities	(3,972,232)
Cash flows from financing activities:	
Payments of subordinated borrowings	(305,000)
Net decrease in cash	(4,277,232)
Cash and cash equivalents, beginning of year	4,623,894
Cash and cash equivalents, end of year	$ 346,662
Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes	$ 564,800

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Biremis Corporation (the "Company"), is a wholly-owned subsidiary of BRMS Holdings, Inc. The Company was incorporated in Massachusetts and is a registered self-clearing broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed on May 18, 2004. The Company executes securities transactions for two customers, Swift Trade, Inc. and Swift Trade S.A., which are based in Canada and Uruguay, respectively. Swift Trade Inc. was owned by the Company's majority shareholder through December 2005. In March 2007, the Company received approval from the Financial Industry Regulatory Authority ("FINRA") to begin self-clearing for its trading accounts. In June 2007, the Company began executing self-cleared trades.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Receivable From and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities for its customers. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been recorded.

Payable to Customer – Related Party

The balances shown as payable to customer represent trading gains and losses due back to Swift Trade, Inc. for trading transactions. They are presented net of amounts earned and due from this customer for trading commissions and fees.

Revenue Recognition

Revenues are generated from two sources; a cost-plus agreement on expenses, as well as a monthly service fee. The firm also outsources back-office and IT support. Pursuant to EITF Issue No. 99-19, "*Reporting Revenues Gross as a Principal versus Net as an Agent*", service revenues are recorded on the grossed up method.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash, receivables, and payables.

Income Taxes

Pursuant to Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. Dollars at year-end exchange rates. Revenues and expenses denominated in foreign currencies are translated to U.S. Dollars at average exchange rates during the year.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents primarily with one institution which management believes is of high credit quality.

NOTE 2 - SPECIAL RESERVE ACCOUNT FOR BENEFIT OF CUSTOMERS

The Company has segregated cash in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

NOTE 3 - SHAREHOLDER ADVANCE

In March 2008, the Company advanced $270,000 to a shareholder. The advance does not carry interest and is due on demand.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has a cost-plus agreement with Swift Trade, Inc. under which the Company earns 5% of costs incurred for maintaining the Company. The Company also has an outsourcing agreement with Orbixa Management Services, Inc. for back-office support and IT support. Both companies are wholly-owned by the Company's majority shareholder.

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

As of March 31, 2008, the Company owed $238,743 to Swift Trade Inc. for trading gains and losses. For the year ended March 31, 2008, the Company recognized $792,306 in revenue and expense relating to back-office and IT support provided by Orbixa Management Services, Inc.

NOTE 5 - CONCENTRATIONS

One hundred percent of the Company's revenue is generated from its two customers, one of which is wholly-owned by the Company's majority shareholder. The Company continuously monitors and manages the relationship with its customers.

NOTE 6 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2008 consists of the following components:

Income tax expense:		
Current tax expense:		
Federal	$	47,655
State		13,315
	$	60,970

As of March 31, 2008, there are no material temporary differences that would give rise to deferred tax assets or liabilities. The federal statutory income tax expense of the Company approximates the actual income tax expense included in the accompanying statement of operations.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management does not believe that the resolution of these matters will have a material impact on the statement of financial condition, results of operations, and cash flows of the Company.

The Company has an agreement for virtual office space in Boston, Massachusetts. The lease is month-to-month at the rate of $250 per month.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company, as a registered self-clearing broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the Company to maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250,000, whichever is greater. As of March 31, 2008, the Company had net capital, as defined, of $8,560,865, which exceeded the required net capital by $8,310,865.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Shareholders
Biremis Corporation
(A Wholly-owned Subsidiary of BRMS Holdings Inc.)
Boston, Massachusetts

In planning and performing our audit of the financial statements of Biremis Corporation for the year ended March 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); and

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2008 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2008.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VHY LLP

Boston, Massachusetts
May 20, 2008

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2008

Schedule I

Total shareholders' equity		$ 9,072,994
Less: non-allowable assets from the Statement of Financial Condition		512,129
Net capital		8,560,865
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 43,997	
or minimum dollar net capital requirement	250,000	
		250,000
Excess net capital		$ 8,310,865
Aggregate indebtedness		$ 659,957
Percentage of aggregate indebtness to net capital		8%

NOTE: There are no material differences between this computation and the Company's corresponding unaudited amended FOCUS report filed on May 27, 2008.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS ANDDEALERS PURSUANTT TO RULE 15c3-3 UNDER THE SECURITIES ECHANGE ACT OF 1934
MARCH 31, 2008

Schedule II

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ -
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Total credits	-
AGGREGATE DEBIT ITEMS:	
Debit balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection	-
Failed to deliver of customers securities not older than 30 days	-
Less 3% deduction	-
Total debits	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ -
REQUIRED DEPOSIT	None

NOTE: There are no material differences between this computation and the Company's corresponding unaudited amended FOCUS report filed on May 27, 2008.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2008

Schedule III

(1) Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 (0 items)	$ -
(2) Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 (0 items)	$ -

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS INC.)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
MARCH 31, 2008

Schedule IV

Balance, beginning of year	$	305,000
Repayment		(305,000)
Balance, end of year	$	-

See Independent Auditors' Report.

END